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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 3)

                       Intek Diversified Corporation
--------------------------------------------------------------------------
                             (Name of Issuer)

   Common Stock, $0.01 par value                   458134 10 3
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Howard Chatzinoff, Esq.
                        Weil, Gotshal & Manges LLP
                             767 Fifth Avenue
                            New York, NY 10153
                              (212) 310-8000
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             November 1, 1996
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 15 Pages)
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 CUSIP No.       458134 10 3             13D           Page 2 of 15


     1     NAME OF REPORTING PERSON:    Securicor International Limited

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                  (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.4%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No.       458134 10 3             13D           Page 3 of 15


     1     NAME OF REPORTING PERSON:    Security Services plc

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.4%

    14     TYPE OF REPORTING PERSON:    CO
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 CUSIP No.       458134 10 3             13D           Page 4 of 15


     1     NAME OF REPORTING PERSON:    Securicor Group plc

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.4%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       458134 10 3             13D           Page 5 of 15


     1     NAME OF REPORTING PERSON:    Securicor plc

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.4%

    14     TYPE OF REPORTING PERSON:    CO
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     This amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Securicor International Limited ("Securicor International") with respect to its ownership of common stock, par value $.01 per share (the "Common Stock"), of Intek Diversified Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 4.   Purpose of the Transaction.
               --------------------------

     Item 4 is hereby amended and supplemented by the addition of the following information:

     Securicor Communications Limited ("Securicor Communications"), an affiliate of the Corporations and a direct or indirect subsidiary of each of the Security Services, Securicor Group and Securicor, entered into a Stock Purchase Agreement (the "Original Stock Purchase Agreement"), dated as of June 18, 1996, with the Issuer. On September 19, 1996, Securicor Communications and the Issuer entered into Amendment No. 1 to Stock Purchase Agreement ("Amendment No. 1 to Stock Purchase Agreement" and collectively with the Original Stock Purchase Agreement, the "Stock Purchase Agreement"). If the transactions contemplated by the Stock Purchase Agreement are consummated, Securicor Communications will receive 25,000,000 shares of Common Stock in exchange for all of the issued and outstanding securities (other than certain preferred shares) of Securicor Radiocoms Limited ("Securicor Radiocoms"), a subsidiary of Securicor Communications.

     Separately, the Issuer entered into a Sale of Assets and Trademark License Agreement, dated as of June 18, 1996, with Simmonds Capital Limited ("Simmonds Capital") and Midland International Corporation ("Midland"), an indirect wholly-owned subsidiary of Simmonds Capital, which agreement was amended and restated pursuant to an Amended and Restated Sale of Assets and Trademark Agreement, dated as of September 19, 1996 (the "Asset Sale Agreement"). On September 20, 1996 the transactions contemplated by the Asset Sale Agreement were consummated and the Issuer acquired the Acquired Assets (as defined in the Asset Sale Agreement). Consequently, the closing condition contained in the Stock Purchase Agreement regarding the consummation of the transactions contemplated by the Asset Sale Agreement has been satisfied. The purchase price for the Acquired Assets included up to 2,500,000 shares of Common Stock, cash consideration and the assumption of certain liabilities. Midland received 150,000 shares of Common Stock, and the Issuer issued 2,350,000 shares of Common Stock to an escrow agent and deposited such shares into

                                       6
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     escrow pursuant to the terms of the Asset Sale Agreement and the related escrow agreement. Until the consummation of the transactions contemplated by the Stock Purchase Agreement (the "Securicor Transaction"), Midland will not have title to, or voting rights with respect to, or any right to encumber, any of the escrowed shares. The escrowed shares will be released to Midland upon consummation of the Securicor Transaction, or if Securicor Communications and the Issuer, or their respective affiliates, enter into one or more transactions within six months of the termination of the Stock Purchase Agreement which, in the aggregate, convey majority control of the Issuer to Securicor Communications, or its affiliates, upon the closing of such transactions. The number of escrowed shares released to Midland is subject to adjustments under certain circumstances.

     The consummation of the Securicor Transaction is subject to numerous contingencies and conditions that are not within the control of the Corporations, including, among other things, (a) the approval of the Issuer's shareholders, (b) the Issuer having a specified minimum number of constructed Land Mobile Radio systems under management, (c) Securicor Communications having received certain United Kingdom tax clearances and (d) satisfaction or waiver of other conditions, including the absence of a material adverse change in the parties' respective businesses and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Reference is hereby made to Article VII of the Original Stock Purchase Agreement, filed as Exhibit (2) to Amendment No. 2 to Schedule 13D, and to Section 1.13 of Amendment No. 1 to Stock Purchase Agreement, attached as Exhibit (2) to this Amendment No. 3 to
     Schedule 13D, with respect to the conditions to closing under the Stock Purchase Agreement.

     The closing of the transactions contemplated by the Stock Purchase Agreement will result in the combination of the narrowband wireless technology and manufacturing operations of Securicor Radiocoms with the air time services business of Roamer One, Inc., a subsidiary of the Issuer, and the U.S. Land Mobile Radio business previously owned by Midland and acquired by the Issuer pursuant to the Asset Sale Agreement. Upon the consummation of the Securicor Transaction, the Reporting Persons and Securicor Communications will beneficially own an aggregate of 25,937,042 shares of Common Stock, or approximately 63.7% of the 40,739,593 issued and outstanding shares of Common Stock on a pro forma basis.

                                       7
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     Except as set forth herein, the Corporations have no present plans or proposals which relate to or would result in any of the events required to be disclosed under this Item 4.


     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

     Item 6 is hereby amended and supplemented by the addition of the following information:

     There are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer (i) among any of the persons identified pursuant to Item 2 above, and (ii) between (a) any of the persons identified pursuant to Item 2 and (b) any other person, other than the following agreements:

     On June 18, 1996, the Issuer and Securicor Communications entered into the Original Stock Purchase Agreement, pursuant to which Securicor Communications will acquire 25,000,000 shares of Common Stock in exchange for all of the shares of Securicor Radiocoms (except certain preferred shares). On September 19, 1996 the Issuer and Securicor Communications entered into Amendment No. 1 to Stock Purchase Agreement. Among other things, the Stock Purchase Agreement provides, as a condition to closing, for the election to the Issuer's board of directors of nominees designated by Securicor Communications and the removal or resignation from such board of directors of such persons as may be designated by Securicor Communications. See Item 4.

     On June 18, 1996, the Issuer, Securicor Communications, Simmonds Capital, Roamer One Holdings, Inc. and Securicor International entered into a Voting Agreement. Such Voting Agreement was amended by Amendment No. 1 thereto, dated as of November 1, 1996. As so amended, the Voting Agreement provides that each party will vote, at any meeting of the holders of the Common Stock until the termination of the Stock Purchase Agreement in accordance with its terms, against any action or agreement that would result in any breach of any covenant, representation or warranty or any other obligation of the Issuer under the Stock Purchase Agreement and, except as otherwise agreed to in writing in advance by Securicor Communications, against any actions that are prohibited pursuant to Section 6.2 of the Stock Purchase Agreement or that are intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially, adversely affect the transactions contemplated by the Voting Agreement and the Stock Purchase Agreement. The parties to the Voting Agreement also agreed, during the two-year period following the

                                       8
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     consummation of the transactions contemplated by the Stock Purchase
     Agreement, to vote their respective shares in favour of one nominee to the Issuer's board of directors to be designated by Roamer One Holdings, Inc. In addition, the parties to the Voting Agreement who are stockholders of the Issuer have agreed to provide limited proxies to the Issuer, on or before October 30, 1996, so that all shares of Common Stock held by them may be voted, with respect to all votes relating to the Stock Purchase Agreement, the transactions contemplated therein and the amendment to the Issuer's Restated Certificate of Incorporation required thereby (each, a "Directed Voting Proposal") as directed therein. With respect to any Directed Voting Proposal, all such shares will be voted in the same manner as a simple majority of the votes cast by stockholders who are not parties to the Voting Agreement (but excluding abstentions and broker non-votes).

     On September 19, 1996, Midland, Simmonds Capital and the Issuer entered into the Amended Sale and License Agreement whereby the Issuer, though a wholly-owned subsidiary, Midland USA, Inc. ("MUSA"), acquired immediately the U.S. LMR Distribution Business (the "Midland Transaction").

     Also on September 19, 1996, Securicor Communications and MUSA, a wholly-owned subsidiary of the Issuer, entered into a Loan Agreement (the "Loan Agreement"). Pursuant to the terms of the Loan Agreement, Securicor Communications has agreed to extend to MUSA a line of credit for an amount up to $15 million (the "Interim Loan"). As security for the Interim Loan, MUSA has pledged all of its assets, and the Issuer has pledged all of its shares in MUSA, to Securicor Communications.
     In accordance with the terms of the Loan Agreement, MUSA may utilize the proceeds under the Interim Loan solely for the operation of the U.S. LMR Distribution Business, including the repayment to the Issuer of certain advances made to key vendors of Midland for product purchases to be received after August 1, 1996. Interest on the advances under the Interim Loan accrues at the rate of eleven percent (11%) per annum. Under the terms of the Interim Loan, and pursuant to the Company Loan Assumption Agreement dated September 19, 1996 between the Issuer, MUSA and Securicor Communications, upon consummation of the Securicor Transaction, the Issuer has agreed to assume the obligations outstanding under the Interim Loan and such obligations shall become unsecured obligations outstanding under a Delayed Drawdown Senior Subordinated Loan.

     Reference is hereby made to the Original Stock Purchase Agreement and the Voting Agreement filed as Exhibits (2) and (4), respectively, to Amendment No. 2 to Schedule 13D, and to the Loan

                                       9
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     Agreement, Note, Pledge Agreement, Security Agreement and Amendment
     No. 1 to Voting Agreement which are filed herewith as Exhibits (3),
     (4), (5), (6), and (7) respectively.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               The following are filed herewith as exhibits to this
     Schedule 13D:

     (1) Press Release, dated September 20, 1996, of the Issuer, Simmonds Capital and Securicor.

     (2) Amendment No. 1 to Stock Purchase Agreement, dated September 19, 1996, between the Issuer and Securicor Communications.

     (3) Loan Agreement, dated as of September 19, 1996, between MUSA and Securicor Communications.

     (4) Non-Recourse Guaranty and Pledge Agreement, dated as of September 19, 1996, between the Issuer and Securicor Communications.

     (5)  Revolving Credit Note, dated September 19, 1996, by MUSA.

     (6) Security Agreement, dated September 19, 1996, by MUSA in favour of Securicor Communications.

     (7) Amendment No. 1 to Voting Agreement, dated as of November 1, 1996, between the Issuer, Securicor Communications, Simmonds Capital, Roamer One Holdings, Inc. and Securicor International.

                                       10
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR INTERNATIONAL LIMITED


     Date:  November 22, 1996      /s/ Nigel Griffiths
                                   ----------------------------
                                   Signature



                                   Nigel Griffiths/Director
                                   ----------------------------
                                   Name/Title


                                       11
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURITY SERVICES PLC


     Date:  November 22, 1996      /s/ Nigel Griffiths
                                   ----------------------------
                                   Signature



                                   Nigel Griffiths/Director
                                   ----------------------------
                                   Name/Title



                                       12
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR GROUP PLC


     Date:  November 22, 1996      /s/ Nigel Griffiths
                                   ---------------------------
                                   Signature



                                   Nigel Griffiths/Director
                                   ----------------------------
                                   Name/Title



                                       13
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR PLC


     Date:  November 22, 1996      /s/ Nigel Griffiths
                                   ---------------------------------
                                   Signature



                                   Nigel Griffiths/Director
                                   ---------------------------------
                                   Name/Title



                                       14
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                                  EXHIBIT INDEX

     Exhibit No.              Exhibit
     -----------              -------

          (1) Press Release, dated September 19, 1996, of the Issuer, Simmonds Capital and Securicor.

          (2) Amendment No. 1 to Stock Purchase Agreement, dated September 19, 1996, between the Issuer and Securicor Communications.

          (3) Loan Agreement, dated as of September 19, 1996, between MUSA and Securicor Communications.

          (4) Non-Recourse Guaranty and Pledge Agreement, dated as of September 19, 1996, between the Issuer and Securicor Communications.

          (5)  Revolving Credit Note, dated September 19, 1996, by MUSA.

          (6) Security Agreement, dated September 19, 1996, by MUSA in favour of Securicor Communications.

          (7) Amendment No. 1 to Voting Agreement, dated as of November 1, 1996, between the Issuer, Securicor Communications, Simmonds Capital, Roamer One Holdings, Inc. and Securicor
               International.



                                       15


     NYFS01...:\73\73273\0003\5288\SCH6216L.28D